Exhibit 99.1

FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – APRIL 17, 2006

BAYTEX ENERGY TRUST TO PRESENT AT THE CIBC WORLD MARKETS
 NINTH ANNUAL ENERGY TRUST CONFERENCE

CALGARY, ALBERTA (April 17, 2006) - Baytex Energy Trust (TSX: BTE.UN; NYSE: BTE) is pleased to announce that Derek Aylesworth, Chief Financial Officer and Anthony Marino, Chief Operating Officer will be presenting at the Ninth Annual Energy Trust Conference hosted by CIBC World Markets on April 18, 2006 at 1:40 pm (EST) in Toronto, Ontario. The webcast (audio only) and presentation slides will be available on the Baytex website, www.baytex.ab.ca, at the start of the presentation. The live webcast (audio only) version of the conference can also be accessed via the following URL:

Conference webcast: http://events.streamlogics.com/avwtelav/cibcwm/apr18-06/index.asp

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Trust Units of Baytex are traded on the Toronto Stock Exchange under the symbol BTE.UN and on the New York Stock Exchange under the symbol BTE.

For further information, please contact:

Baytex Energy Trust
Ray Chan, President & C.E.O.	Telephone: (403) 267-0715
Derek Aylesworth, Chief Financial Officer	Telephone: (403) 538-3639
Kathy Robertson, Investor Relations	Telephone: (403) 538-3645

Toll Free Number: 1-800-524-5521

Website: www.baytex.ab.ca